EXHIBIT 99.43

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

Alamos Gold Reports Second Quarter 2012 Results

Excellent quarterly cash flow from low cash-cost production

Record quarterly gold sales of 50,000 ounces for revenues of $80.9 million

Toronto, Ontario (July 26, 2012) – Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) today reported its operating and financial results for the quarter ended June 30, 2012 and reviewed its operating, exploration and development activities for the period. All amounts are expressed in United States dollars unless otherwise specified.

“Alamos’ performance in the second quarter underscores our success in maintaining an excellent financial profile, as quarterly revenues, earnings, and cash flows were all strong. We recorded another quarter of $40 million-plus pre-working capital operating cash flows and remain one of the lowest cost gold producers in our industry. We also realized our highest ever quarterly gold sales, at 50,000 ounces for revenues of $80.9 million,” said John A. McCluskey, President and Chief Executive Officer. “From a production standpoint, we expect to achieve the low end of the Company’s guidance of 200,000 to 220,000 ounces of gold in 2012 at a cash operating cost of $365 to $390 per ounce sold, excluding a 5% royalty.

“During the quarter we completed a robust preliminary feasibility study for our Ağı Dağı and Kirazlı assets in Turkey. These projects should benefit further through the addition of higher grade ounces from our nearby Çamyurt project. The Company remains debt free with over $280 million in cash and short-term investments, as well as outstanding cash flow generation. We expect to be able to internally finance the development of our Turkish projects, maintain a healthy dividend payout, and fund our immediate capital, development and exploration plans,” Mr. McCluskey commented.

Second Quarter 2012 Highlights

Financial Performance

•

Generated strong cash from operating activities before changes in non-cash working capital of $41.9 million ($0.35 per basic share). After changes in non-cash working capital, the Company generated quarterly cash from operating activities of $44.1 million ($0.37 per basic share)

•	Set quarterly gold sales records of 50,000 ounces for revenues of $80.9 million

•	Realized quarterly earnings of $24.7 million or $0.21 per basic share

•	Increased cash and cash equivalents and short-term investments to $281.5 million at June 30, 2012

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TRADING SYMBOL: TSX:AGI

Operational Performance

•	Produced a record 48,200 ounces of gold at a low cash operating cost of $323 per ounce of gold sold (total cash costs including royalties were $408 per ounce of gold sold)

•	Posted record average quarterly crusher throughput of 16,800 tonnes per day (“tpd”) and averaged 18,000 tpd in April and May

Exploration and Development

•

Completed a positive preliminary feasibility study for the Ağı Dağı and Kirazlı gold projects in Turkey, which outlined total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver, and an after-tax internal rate of return (“IRR”) of 22.3% using analyst long term consensus gold prices averaging $1,239 per ounce

•

Published an initial inferred mineral resource estimate for the Çamyurt project of 640,000 ounces of gold and 3.8 million ounces of silver, representing a substantial addition to the Company’s resource base in Turkey

Second Quarter 2012 Financial Results

The Company generated strong cash from operating activities in the second quarter of 2012 as a result of higher realized gold prices and continued low cash costs. Cash from operating activities before changes in non-cash working capital in the second quarter of $41.9 million ($0.35 per basic share) was 51% higher than $27.7 million ($0.24 per basic share) generated in the second quarter of 2011. Cash from operating activities after changes in non-cash working capital in the second quarter of 2012 of $44.1 million ($0.37 per basic share) increased 59% relative to the same period of 2011.

Earnings before income taxes in the second quarter of 2012 were $38.7 million or $0.32 per basic share, compared to $24.9 million or $0.21 per basic share in the second quarter of 2011. On an after-tax basis, earnings in the second quarter of 2012 of $24.7 million or $0.21 per basic share increased 59% over the comparable period of 2011. Notwithstanding this strong performance relative to the same period last year, earnings in the second quarter of 2012 were adversely affected by higher amortization costs related to the start of mining at the Escondida high-grade deposit and foreign exchange losses related to the strengthening of the US dollar relative to the Mexican peso.

Capital expenditures in the second quarter of 2012 totalled $10.2 million. Investments in sustaining capital and development activities for the Company’s Mexican operations were $4.9 million and $3.0 million, respectively. In addition, the Company capitalized $2.3 million in exploration and development activities for its Turkish projects.

Key financial highlights for the second quarter and year to date in 2012 compared to the same periods of 2011 are presented at the end of this release in Table 1. The unaudited interim consolidated statements of financial position, comprehensive income, and cash flows as at and for the three and six months ended June 30, 2012 and 2011 are presented in Table 2.

Second Quarter 2012 Operating Results

Gold Production

Gold production of 48,200 ounces in Q2 2012 rose 34% from gold production of 36,000 ounces in Q2 2011 and was up 19% quarter over quarter. Higher gold production in the second quarter of 2012 relative to the second quarter of 2011 was attributable to a full quarter of production from the gravity mill, as well as a 12% increase in crusher throughput, partially offset by a lower grade of ore mined and stacked on the leach pad.

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Operating Costs

Cash operating costs of $323 per ounce of gold sold in the second quarter of 2012 were below the low end of the Company’s guidance of $365 per ounce, and 9% lower than $355 per ounce reported in the second quarter of 2011. This decrease is primarily due to the lower cash costs attributable to ounces produced from the Escondida high-grade zone in the second quarter of 2012, as well as the weakening Mexican peso, which had the effect of lowering Mexican peso-denominated costs. These cost reductions were offset by higher input costs, including labour, cyanide and diesel. Including the 5% royalty, total cash costs were $408 per ounce of gold sold in the quarter.

Escondida High-Grade Zone

In 2006 the Company identified Escondida as the first high-grade zone in close proximity to the Mulatos mine. Exploration activities to date have delineated a mineral reserve of 434,000 tonnes grading 11.81 g/t Au for 164,792 contained ounces.

Drill results supporting the mineral reserve were obtained mainly from an exploration tunnel through the middle of the deposit, where high concentrations of coarse gold were found.

A bulk sample test in 2007 to assess the zone’s grade involved approximately 50 times the volume of prior drill indicated samples. The mean bulk grade of the samples averaged 25.48 g/t Au; illustrating the potential for much higher grades than demonstrated through drill testing. In early 2012 the Company completed construction of a gravity mill to process high-grade ore mined from Escondida. The second quarter of 2012 was the first full quarter of mining operations within the zone.

The budgeted grade of ore mined from Escondida for 2012 is 13.4 g/t Au. However, the mined grade in the second quarter of 2012 was 10.78 g/t Au. The reconciliation of mined blocks to the Escondida high-grade zone block model for the quarter ended June 30, 2012 was +21%, -25% and -9% for tonnes, grade and ounces respectively.

In the months of April and May 2012, the tonnes and grade of Escondida ore mined was consistent with the block model. In the month of June there was a significant increase in tonnes mined relative to the block model (see Figure 1), which was more than offset by a decrease in the grade mined. A small area that had been modelled as containing high gold concentrations (25 g/t Au+) did not have the quantity of gold anticipated. A detailed review of the mining sequence relative to the block model indicated that difficulties arising from mining through the top of the exploration tunnels caused this variance. Although in the month of June the reconciliation was negative with respect to grade and ounces, the Company believes this is not representative of the total deposit and that substantial upside with respect to grade remains.

The Company has mined the top section and contact areas of the perimeter of the modelled Escondida zone, totalling 65,000 tonnes of high-grade ore and representing approximately 15% of the pit-contained high-grade mineral reserve tonnes (see figures 2 and 3). The material mined has been from above the main body of the deposit where the exploration tunnel was developed and the high-grade bulk sample results were obtained. Visual inspection of the benches mined show that they do not have all of the characteristics of the high-grade material observed and sampled in the exploration tunnel.

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TRADING SYMBOL: TSX:AGI

The exploration tunnel was driven up through the bottom of the deposit and topped out near the upper contact. However, the concentrations of coarse, visible gold were observed several meters below the top of the deposit, where mining activities have not yet started. For this reason, the Company believes that the grades mined in the second quarter of 2012 are not indicative of the remainder of the deposit and expects higher grades in the second half of 2012, as mining begins in the main body of the zone.

In order to validate the block model and further assess the potential for future positive grade reconciliation, the Company initiated an 18-hole reverse-circulation (“RC”) drill program in early July 2012. The objective of this program was to drill test the grades indicated in the block model to confirm its results. Assays from this program support the block model and the potential for higher mined grades throughout the remainder of the deposit. The Company expects higher production from the Escondida zone in the third quarter of 2012.

Grade

The grade of the crushed ore stacked on the leach pad in the second quarter of 2012 of 1.15 g/t Au was higher than the full year budgeted grade of 1.00 g/t Au, and below the grade in the second quarter of 2011 of 1.27 g/t Au. Applying higher gold price assumptions to the mine model has resulted in material previously classified as waste becoming economic to mine and therefore classified as low-grade ore. This has the effect of lowering the average grade mined.

The reconciliation of mined blocks to the block model for the Mulatos pit for the quarter ended June 30, 2012 was -8%, +6% and -2% for tonnes, grade and ounces respectively. Since the start of mining activities in 2005, the project-to-date reconciliation is +1%, +8%, +9% for tonnes, grade and ounces, respectively. Positive reconciliation variances indicate that the Company is mining more gold than what was indicated in the reserve model.

Crusher Throughput

Crusher throughput in the second quarter of 2012 averaged 16,800 tpd, 12% higher than 15,000 tpd in the same period of last year but below the annual average budgeted rate of 17,500 tpd. During the months of April and May, crusher throughput averaged over 18,000 tpd, but dropped significantly in the month of June as a result of unscheduled downtime caused by a defect in the structural base of the primary crusher, causing premature liner wear and failure. This issue was resolved by the end of the second quarter and throughput in July 2012 is approximately 17,000 tpd. In 2012, higher crusher throughput has been achieved without sacrificing size quality. The size of crushed ore stacked on the leach pad was consistent with budgeted levels, with over 90% passing 3/8th of an inch in the second quarter of 2012.

Recovery Ratio

The recovery ratio1 in the second quarter of 2012 was 68%, below the Company’s budgeted average recovery ratio for the year of 77%. The lower recovery ratio was primarily attributable to the gravity mill. Recoveries from the gravity mill have been continuously improving since mill start-up in the first quarter of 2012; however, they remain below budgeted levels of 90%. While the lower mill recoveries slow the gold recovery process, they do not affect ultimate recoveries of the Escondida high-grade

[1]	“recovery ratio” is defined as the ratio of gold ounces produced divided by the number of contained ounces stacked over a specific period.

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ore, as tailings from the milling process are stacked on the leach pad, where bottle roll testing indicates that over 90% of this gold is recovered. In the second quarter, the mill recovery was approximately 65%. This shortfall in recovery has resulted from more fine gold particles being encountered in the Escondida ore than anticipated. Subsequent to quarter end, the Company began operating a Falcon concentrator alongside the mill’s inline pressure jigs. This is expected to improve mill recoveries to approximately 80%. The Company expects the overall recovery ratio to improve in the third quarter of 2012 as mill recoveries rise and the recoverable gold from mill tailings stacked in the second quarter is produced.

Key operational metrics and production statistics for the second quarter and year to date in 2012 compared to the same periods of 2011 are presented in Table 3 at the end of this press release.

Second Quarter 2012 Exploration and Development Update

Mexico

The Company has completed 31,800 metres (“m”) of drilling in 190 holes to date in 2012. Exploration activities in the second quarter were focused on infill and step-out drilling at East Estrella, step-out and geotechnical drilling at San Carlos and exploration and geotechnical drilling at Compadres.

San Carlos

At San Carlos in the second quarter of 2012, the Company invested $0.5 million, which was capitalized. Exploration activities focused on testing high-grade extensions northeast of the existing mineral resource area with step-out drilling. The steep incline in topography to the northeast has made drilling the mineralized extensions difficult and hole deviations wide, considering the mineralized targets are more than 300 m from surface. Drill hole 12SC168 hit the high-grade zone – 19.82m of 10.4 g/t Au, including 9.15m of 21.2 g/t Au. This high-grade zone was encountered approximately 550 m east of the main San Carlos mineral resource and reserve, and on trend with previously defined gold mineralization.

In 2011, the Company obtained positive results from metallurgical testing conducted on the high-grade ore at San Carlos. The results indicated that the high-grade ore at San Carlos is amenable to gravity separation and therefore capable of serving as an additional source of feed for the gravity mill. Ultimate recovery rates (gravity separation followed by leaching the tailings with cyanide) were 78% and 70% for the two large samples processed. There is potential to further improve these recovery levels and this is currently being evaluated through additional testing. The Company has high-grade proven and probable mineral reserves at San Carlos of 649,000 tonnes grading 7.67 g/t Au, for approximately 160,000 contained ounces. Evaluation of the potential to mine a portion of the San Carlos deposit through underground mining methods is ongoing.

Relevant assay results from the recent drilling at San Carlos are presented in Table 4 at the end of this press release.

East Estrella

Exploration drilling directly east of the Mulatos pit southeast wall began in late March after a detailed evaluation of previous drill hole data. Condemnation drilling completed to investigate a proposed waste dump site east of the Estrella Pit by Placer Dome in 1996 encountered a number of near-surface mineralized intercepts in the area. Assay results received to date confirm widespread gold-silver-copper mineralization in the area that appears more controlled, with north-south structures

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compared to the main Mulatos deposit. A previously undocumented stratiform silicified hydrothermal breccia was mapped on the pit wall in the northern part of the project area, which is believed to be related to the East Estrella system and has the potential to be gold-bearing. Resource expansion potential exists in the area; therefore a 21-hole drill program will be completed in 2012, and has been designed to drill test the area on roughly 50 m centres. Core holes will be needed for metallurgical testing once the area is drill defined.

Recent highlighted intercepts from drilling conducted to date include:

2.34 g/t Au over 15.24 m (12SX042)

2.10 g/t Au over 30.48 m (12SX043)

6.00 g/t Au over 13.72 m (12SX044)

Relevant assay results from the recent drilling at East Estrella are presented in Table 5 at the end of this press release.

Turkey

Exploration expenditures in Turkey in the second quarter of 2012 totalled $2.1 million. Four drill rigs were active throughout the quarter, drilling a total of 33 holes (3,300 m).

Çamyurt

The Company published an initial pit-constrained inferred mineral resource estimate of 640,000 ounces of gold and 3.8 million ounces of silver at Çamyurt, applying a 0.2 g/t Au cut-off. The Çamyurt project is located approximately three kilometres (“km”) southeast of the Company’s development-stage Ağı Dağı project. Drilling at Çamyurt has defined a mineralized zone that is continuous for at least 1,200 m along strike, with additional potential to extend mineralization to the northeast and at depth. Gold mineralization is hosted within a tabular, steeply-dipping oxidized zone starting at surface and with a cross-strike width up to 150 m. The average drill spacing is approximately 55 m along strike, and 59 drill holes were used in the estimate. The new inferred mineral resource estimate for Çamyurt represents a significant addition to the Company’s resource base in Turkey. In addition, the average grade of the resource is substantially higher than at the Ağı Dağı and Kirazlı projects. The Company intends to upgrade and continue expanding resources at Çamyurt in 2012.

Recent highlighted intercept from drilling conducted to date include:

1.00 g/t Au over 94.0 m (12CYD54)

Relevant assay results from the recent drilling at Çamyurt are presented in Table 6 at the end of this press release.

Firetower

The Ağı Dağı project is composed of two planned pits, Baba and Deli. The Firetower project is contiguous with the Baba deposit. Gold mineralization extends more than 880 m to the northeast, towards the Deli deposit, and is part of the Ağı Dağı resource area. Two drill rigs have operated on the project in 2012, drilling 5,600 m in 13 holes. A portion of the Firetower mineral resource area was included in the Company’s year-end 2011 mineral reserve and resource statement, as inferred mineral resources. However, these were not incorporated into the June 2012 preliminary feasibility study as it included only measured and indicated resources. Upgrading these resources to measured and indicated will improve the economics of the Ağı Dağı project.

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Rock Pile

Rock Pile is an exploration target located immediately west of the planned Kirazlı pit. The previous operator collected 71 surface rock samples with an average grade of 3.8 g/t Au. The sampling area is 400 m long by 100 m wide and an inverse polarization (“IP”) survey identified probable zones of silicification that correspond to the sample area. Drilling is testing a portion of the Rock Pile target, and 1,960 m has been completed to date. This work has intersected ore-grade oxide gold mineralization at surface over moderate widths, but has not yet been successful in identifying the gold grades of the previous operators rock chip sampling.

Recent highlighted intercepts include from drilling conducted to date include:

1.93 g/t Au over 14.6 m (12KD182)

1.19 g/t Au over 16.0 m (12KD183)

Relevant assay results from the recent drilling at Rock Pile are presented in Table 7 at the end of this press release.

Outlook

The Company continues to anticipate that it will produce between 200,000 and 220,000 ounces of gold in 2012 at a cash operating cost of $365 to $390 per ounce of gold sold, exclusive of the 5% royalty. Based on production in the first half of 2012, and the continuing ramp-up of the gravity mill to design recoveries, the Company expects that full-year 2012 production will likely be toward the lower end of the guidance range.

The Mulatos Mine remains on track to produce its one millionth ounce of gold this year. The Company’s mineral reserve and resource update released in the first quarter of 2012 confirmed that the life of the Mulatos Mine remains unchanged at nine years. Exploration success at Mulatos has resulted in replacing mined mineral reserves each year since the start of production in 2005.

In Turkey, the Company has completed a robust preliminary feasibility study for the Ağı Dağı and Kirazlı projects and will submit the full 43-101 technical report in a matter of weeks. The Company is focused on completing and submitting the final environmental impact assessments for Kirazlı and Ağı Dağı and expects responses from the government in the first and second quarters of 2013. The Company is also committed to aggressively drilling the Çamyurt project to bring the inferred resource ounces to the measured and indicated categories. This is the next step in fast-tracking the project toward production.

The Company has further enhanced its financial position with continuing strong cash flows from operations and is debt free with over $280 million in cash and short-term investments. This will enable the Company to internally finance its immediate capital, development and exploration plans, and provides significant funding for organic growth and acquisitions.

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TRADING SYMBOL: TSX:AGI

Associated Documents

This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three-month periods ended June 30, 2012 and June 30, 2011 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company’s website, www.alamosgold.com, in the “Investor Centre” tab in the “Reports and Financial Statements” section, and on SEDAR (www.sedar.com).

Reminder of Second Quarter 2012 Results Conference Call

The Company’s senior management will host a conference call on Thursday, July 26, 2012 at 12:00 pm ET to discuss second quarter 2012 results and update operating, exploration, and development activities.

Participants may join the conference call by dialling 1 (866) 226-1793 or 1 (416) 340-2218 for calls outside Canada and the United States, or via webcast on the Company’s website at www.alamosgold.com.

A playback of the conference call can be accessed after the event until August 9, 2012 by dialling 1 (800) 408-3053 or 1 (905) 694-9451 for calls outside Canada and the United States. The pass code for the conference call playback is 4074233. The audio webcast will also be available on the Company’s website at www.alamosgold.com.

QA/QC Programs

Ağı Dağı, Kirazlı and Çamyurt exploration programs were conducted under the supervision of Charles Tarnocai, PhD in Geology, Alamos’ Vice President of Exploration and Corporate Development, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol are followed, including the insertion of standards, blanks, and duplicates on a regular basis. Sample intervals are usually 1.0 to 1.5 m. Ağı Dağı, Kirazlı and Çamyurt samples are sent to Acme Analytical Laboratories in Ankara, Turkey for sample preparation and then to Vancouver, British Columbia, Canada or Santiago, Chile for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t Au.

Mulatos exploration programs are conducted under the supervision of Ken Balleweg, B.Sc. Geological Engineering, M.Sc. Geology, Registered Professional Geologist, Alamos’ Mexico Exploration Manager. Mr. Balleweg is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol are followed, including the insertion of standards, blanks, and duplicates on a regular basis. Sample intervals are usually 0.5 to 1.5 m. Mulatos samples are sent to ALS Chemex Inc. in Hermosillo, Mexico for sample preparation and then to Vancouver, British Columbia, Canada for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 5.0 g/t Au.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 500 people in Mexico and Turkey and is committed to the highest standards of

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environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $280 million cash and short-term investments, is debt free, and unhedged to the price of gold. As of July 24, 2012, Alamos had 119,856,708 common shares outstanding (124,716,708 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman	Allan Candelario
Investor Relations	Investor Relations
(416) 368-9932 x 401	(416) 368-9932 x 406

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income include “Mine operating costs”, “Earnings from mine operations” and “Earnings from operations”. These measures are intended to provide an indication of the Company’s mine and operating performance. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs. non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

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Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource which is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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Table 1: Financial Highlights

	Q2	Q2	YTD	YTD
	2012	2011	2012	2011
Cash provided by operating activities before changes in non-cash working capital (000) (1)	$41,861	$27,749	$86,789	$54,754
Changes in non-cash working capital (000)	$2,202	$9	($6,644)	$2,379

Cash provided by operating activities (000)	$44,063	$27,758	$80,145	$57,133

Earnings before income taxes (000)	$38,703	$24,874	$78,165	$50,316
Earnings (000)	$24,684	$15,494	$54,154	$33,351
Earnings per share
- basic	$0.21	$0.13	$0.45	0.29
- diluted	$0.20	$0.13	$0.45	0.28

Comprehensive income (000)	$24,276	$14,624	$53,574	$30,381
Weighted average number of common shares outstanding	119,636,000	116,843,000	119,288,000	116,688,000
- basic	120,676,000	117,996,000	120,507,000	118,065,000
- diluted

Assets (000) (2)			$666,163	$599,224

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Assets are shown as at June 30, 2012 and December 31, 2011.

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Table 2: Unaudited Consolidated Statements of Financial Position, Comprehensive Income, and Cash Flows

ALAMOS GOLD INC.

Unaudited Consolidated Statements of Financial Position

(Stated in thousands of United States dollars)

	June 30	December 31
	2012	2011

A S S E T S
Current Assets
Cash and cash equivalents	$ 236,198	$ 169,471
Short-term investments	45,305	53,088
Amounts receivable	7,040	6,147
Advances and prepaid expenses	3,143	2,117
Available-for-sale securities	7,006	10,355
Other financial assets	291	244
Inventory	38,165	33,220

Total Current Assets	337,148	274,642

Non-Current Assets
Exploration and evaluation assets	113,769	108,454
Mineral property, plant and equipment	215,246	216,128

Total Assets	$ 666,163	$ 599,224

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$ 18,001	$ 17,024
Income taxes payable	5,045	6,125
Current portion of other liabilities	230	363

Total Current Liabilities	23,276	23,512

Non-Current Liabilities
Deferred income taxes	43,708	35,008
Decommissioning liability	6,169	6,680
Other liabilities	460	474

Total Liabilities	73,613	65,674

E Q U I T Y
Share capital	$ 375,055	$ 355,524
Contributed surplus	25,706	27,861
Accumulated other comprehensive loss	(1,660)	(1,080)
Retained earnings	193,449	151,245

Total Equity	592,550	533,550

Total Liabilities and Equity	$ 666,163	$ 599,224

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TRADING SYMBOL: TSX:AGI

ALAMOS GOLD INC.

Unaudited Consolidated Statements of Comprehensive Income

For the three and six months ended

(stated in thousands of United States dollars, except per share amounts)

	For the three-month periods		For the six-month periods
	ended		ended

	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011

Operating Revenues	$ 80,889	$ 56,864	$ 151,145	$ 111,240

MINE OPERATING COSTS
Mining and processing	16,150	13,417	31,169	27,075
Royalties	4,230	2,885	7,661	5,486
Amortization	12,679	5,979	20,457	11,704

	33,059	22,281	59,287	44,265

EARNINGS FROM MINE OPERATIONS	47,830	34,583	91,858	66,975

EXPENSES
Exploration	2,828	2,161	4,311	4,173
Corporate and administrative	3,194	2,666	6,125	5,100
Share-based compensation	1,361	4,525	3,928	7,225

	7,383	9,352	14,364	16,498

EARNINGS FROM OPERATIONS	40,447	25,231	77,494	50,477

OTHER INCOME (EXPENSES)
Finance income	865	394	1,713	798
Financing expense	(134)	(149)	(267)	(297)
Foreign exchange (loss) gain	(2,615)	(283)	(1,416)	775
Other income (loss)	140	(319)	641	(1,437)

EARNINGS BEFORE INCOME TAXES FOR THE PERIOD	38,703	24,874	78,165	50,316

INCOME TAXES
Current tax expense	(12,005)	(7,950)	(15,311)	(15,200)
Deferred tax expense	(2,014)	(1,430)	(8,700)	(1,765)

	24,684	15,494	54,154	33,351
EARNINGS FOR THE PERIOD
Other comprehensive (loss)
- Unrealized loss on securities	(408)	(870)	(487)	(2,970)
- Reclassification of realized gains on available-for-sale securities included in earnings	-	-	(93)	-

COMPREHENSIVE INCOME FOR THE PERIOD	$ 24,276	$ 14,624	$ 53,574	$ 30,381

EARNINGS PER SHARE
– basic	$ 0.21	$ 0.13	$ 0.45	$ 0.29

– diluted	$ 0.20	$ 0.13	$ 0.45	$ 0.28

Weighted average number of common shares outstanding

- basic	119,636,000	116,843,000	119,288,000	116,688,000

- diluted	120,676,000	117,996,000	120,507,000	118,065,000

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

ALAMOS GOLD INC.

Unaudited Consolidated Statements of Cash Flows

For the three and six months ended

(stated in thousands of United States dollars)

	For the three-month		For the six-month
	periods ended		periods ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings for the period	$24,684	$15,494	$54,154	$33,351
Adjustments for items not involving cash:
Amortization	12,679	5,979	20,457	11,704
Financing expense	134	149	267	297
Unrealized foreign exchange loss (gain)	1,062	(208)	(196)	(276)
Deferred tax expense	2,014	1,430	8,700	1,765
Share-based compensation	1,361	4,525	3,928	7,225
Gain on sale of securities	-	-	(504)	-
Other	(73)	380	(17)	688
Changes in non-cash working capital:
Fair value of forward contracts	-	(10)	-	476
Amounts receivable	(4,803)	(4,821)	(9,808)	(7,383)
Inventory	(1,038)	(558)	(3,528)	152
Advances and prepaid expenses	(592)	(810)	(1,027)	507
Accounts payable, taxes payable and accrued liabilities	8,635	6,208	7,719	8,627

	44,063	27,758	80,145	57,133

INVESTING ACTIVITIES
Sale (purchases) of securities	-	(1,559)	3,338	(4,833)
Contractor advances	-	(4,063)	-	(9,593)
Short-term investments (net)	(1,626)	(11,927)	7,783	(16,642)
Proceeds on sale of equipment	-	445	-	889
Decommissioning liability	(739)	(132)	(767)	(132)
Exploration and evaluation assets	(2,284)	(2,284)	(5,315)	(3,870)
Mineral property, plant and equipment	(7,965)	(13,555)	(21,148)	(22,475)

	(12,614)	(33,075)	(16,109)	(56,656)

FINANCING ACTIVITIES
Common shares issued	5,358	4,202	14,501	7,396
Dividends paid	(11,950)	(5,834)	(11,950)	(5,834)

	(6,592)	(1,632)	2,551	1,562

Effect of exchange rates on cash and cash equivalents	(945)	125	140	835

Net increase (decrease) in cash and cash equivalents	23,912	(6,824)	66,727	2,874
Cash and cash equivalents - beginning of period	212,286	156,032	169,471	146,334

CASH AND CASH EQUIVALENTS - END OF PERIOD	$236,198	$149,208	$236,198	$149,208

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 3: Production Summary & Statistics (1)

Production summary	Q2 2012	Q2 2011	YTD 2012	YTD 2011

Ounces produced (1)	48,200	36,000	88,700	73,500

Crushed ore stacked on leach pad (tonnes)(2)	1,486,000	1,373,000	2,711,000	2,442,000
Grade (g/t Au)	1.15	1.27	1.16	1.27
Contained ounces stacked	54,900	56,100	101,000	99,500

Crushed ore milled (tonnes)	44,500	-	69,600	-
Grade (g/t Au)	10.78	-	10.56	-
Contained ounces milled	15,400	-	23,600	-

Ratio of total ounces produced to contained ounces stacked and milled	68%	64%	71%	74%

Total ore mined (tonnes)	1,498,000	1,320,000	2,765,000	2,494,000
Waste mined (tonnes)	1,013,000	850,000	1,788,000	1,490,000
Total mined (tonnes)	2,511,000	2,170,000	4,553,000	3,984,000

Waste-to-ore ratio	0.68	0.64	0.65	0.60

Ore crushed per day (tonnes) – combined	16,800	15,000	15,300	13,500

(1)

Reported gold production for Q2 2011 and YTD 2011 has been adjusted to reflect final refinery settlement. Reported gold production for Q2 2012 and YTD 2012 is subject to final refinery settlement and may be adjusted.

(2)	Excludes high-grade mill tails stacked on the heap leach pad during the quarter.

15 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 4: San Carlos – Select Composite Intervals – Reverse Circulation Drilling1

Include intervals at >0.35 g/t Au over a 3 metres minimum width, no assay cut

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
12SC168	RC	455.79	393.29	400.91	7.62	0.774
			413.11	432.93	19.82	10.438
			Inc.420.73	429.88	9.15	21.166
			439.02	446.65	7.63	0.596

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	RC = Reverse Circulation Hole
(3)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

16 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 5: East Estrella – Select Composite Intervals – Reverse Circulation Drilling1

Include intervals at >0.35 g/t Au over a 3 metres minimum width, no assay cut

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
12SX023	RC	152.44	56.40	77.74	21.34	1.753
			Inc.65.55	67.07	1.52	7.270
			86.89	92.99	6.10	0.590
12SX024	RC	152.44	64.02	77.74	13.72	1.044
			99.09	102.13	3.04	0.638
			123.48	132.62	9.14	2.914
			Inc.126.52	128.05	1.53	6.51
			Inc.131.10	132.62	1.52	5.90
12SX025	RC	138.72	36.59	47.26	10.67	0.837
			89.94	94.51	4.57	2.279
			45.73	50.30	4.57	0.882
			103.66	114.33	10.67	0.451
12SX026	RC	182.93	126.52	131.10	4.58	0.847
			164.63	176.83	12.20	2.203
			167.68	169.21	1.53	11.40
12SX027	RC	108.23	80.79	88.41	7.62	0.827
			91.46	96.04	4.58	0.372
12SX028	RC	121.95	70.12	73.17	3.05	0.704
			99.09	109.76	10.67	1.347
12SX029	RC	102.13	85.37	96.04	10.67	1.218
12SX030	RC	91.46	27.44	39.63	12.19	2.553
12SX031	RC	76.22	24.39	44.21	19.82	1.153
			13.72	16.77	3.05	0.588
			86.89	89.94	3.05	0.756
12SX032	RC	182.93	92.99	100.61	7.62	0.697
			103.66	106.71	3.05	0.506
			152.44	155.49	3.05	0.636
12SX033	RC	182.93	92.99	103.66	10.67	0.442
			108.23	121.95	13.72	0.661
12SX035	RC	144.82	44.21	47.26	3.05	0.767
			56.40	62.50	6.10	0.914
			106.71	111.28	4.57	1.352
			115.85	118.90	3.05	0.506
12SX038	RC	106.71	4.57	9.15	4.58	1.513
12SX039	RC	121.95	35.06	45.73	10.67	1.765
			97.56	102.13	4.57	0.453
12SX040	RC	175.30	57.93	71.65	13.72	1.257
12SX041	RC	169.21	13.72	16.77	3.05	0.509
			71.65	83.84	12.19	1.525
			73.17	88.41	15.24	2.341
12SX042	RC	182.93	117.38	129.57	12.19	0.676
			137.20	140.24	3.04	0.582
12SX043	RC	167.68	19.82	25.91	6.09	0.443
			74.70	105.18	30.48	2.097
			Inc.94.51	99.09	4.58	6.877
			121.95	126.52	4.57	4.424
			Inc.121.95	125.00	3.05	6.365
			135.67	150.91	15.24	0.823
			164.63	167.68	3.05	0.623

17 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
			10.67	15.24	4.57	0.391
12SX044	RC	167.68	80.79	94.51	13.72	6.002
			Inc.82.32	88.41	6.09	12.085
12SX045	RC	182.93	114.33	138.72	24.39	0.724
			68.60	86.89	18.29	0.549
			115.85	121.95	6.10	1.161
12SX046	RC	182.93	131.10	134.15	3.05	0.412
			157.01	163.11	6.10	1.387
			167.68	182.93	15.25	1.297
12SX047	RC	193.60	68.60	76.22	7.62	0.512
			91.46	97.56	6.10	0.502
			100.61	103.66	3.05	0.495
			144.82	150.91	6.09	0.841
			62.50	85.37	22.87	0.680
12SX048	RC	182.93	88.41	94.51	6.10	0.403
			97.56	126.52	28.96	0.940
12SX049	RC	182.93	50.30	77.74	27.44	0.845
			83.84	115.85	32.01	0.608
			3.05	21.34	18.29	0.484
			25.91	41.16	15.25	1.142
			44.21	51.83	7.62	0.493
12SX050	RC	182.93	57.93	67.07	9.14	1.079
			153.96	166.16	12.20	0.399
			169.21	173.78	4.57	0.533
			176.83	181.40	4.57	0.458
12SX051	RC	182.93	13.72	28.96	15.24	0.444
			32.01	35.06	3.05	0.412
			117.38	121.95	4.57	0.702
			128.05	131.10	3.05	0.599
12SX052	RC	182.93	9.15	53.35	44.20	0.846
			56.40	60.98	4.58	0.399
			167.68	175.30	7.62	0.884
			178.35	182.93	4.58	0.992
			7.62	12.20	4.58	0.545
			60.98	79.27	18.29	0.899
12SX053	RC	182.93	85.37	88.41	3.04	0.789
			94.51	96.04	1.53	6.920
			115.85	123.48	7.63	0.775
12SX054	RC	167.68	1.52	15.24	13.72	0.500
			79.27	83.84	4.57	1.510
			91.46	97.56	6.10	0.640
			100.61	112.80	12.19	0.736
12SX055	RC	102.13	83.84	88.41	4.57	1.710
12SX058	RC	121.95	6.10	15.24	9.14	1.595
			88.41	96.04	7.63	1.700
			7.62	10.67	3.05	1.081
12SX059	RC	121.95	57.93	60.98	3.05	0.510
			82.32	85.37	3.05	0.785
12SX060	RC	198.17	88.41	92.99	4.58	1.098
			115.85	126.52	10.67	1.016
12SX061	RC	182.93	1.52	4.57	3.05	0.935

18 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	RC = Reverse Circulation Hole
(3)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

19 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 6: Çamyurt – Select Composite Intervals – Core Drilling1

Include intervals at >0.2 g/t Au over a 1.5 metres minimum width, no assay cut

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
			0.00	1.90	1.90	0.32
			4.80	6.90	2.10	0.42
12CYD54	Core	174.20	19.80	113.80	94.00	1.00
			118.30	145.60	27.30	0.61
			162.30	168.70	6.40	0.77

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

Table 7: Rock Pile – Select Composite Intervals – Core Drilling1

Include intervals at >0.2 g/t Au over a 1.5 metres minimum width, no assay cut

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
12KD179	Core	126.00	122.30	123.80	1.50	0.45
			0.00	1.40	1.40	1.49
12KD180	Core	120.60	6.00	10.00	4.00	0.30
			16.20	19.00	2.80	0.48
12KD181	Core	176.00	0.00	4.50	4.50	0.23
			127.70	129.20	1.50	0.93
12KD182	Core	201.60	0.00	14.60	14.60	0.93
12KD183	Core	200.00	0.00	16.00	16.00	1.19
12KD184	Core	207.60	0.00	14.10	14.10	1.12
12KD186	Core	225.60	12.50	24.60	12.10	0.31
			38.70	40.60	1.90	0.56
			43.40	44.90	1.50	0.20
			46.50	48.00	1.50	0.24
			0.00	1.30	1.30	0.74
12KD188	Core	211.80	5.20	6.90	1.70	0.21
			9.80	16.80	7.00	0.20
			0.00	9.60	9.60	1.97
12KD189	Core	214.50	16.60	19.30	2.70	0.32
			58.30	59.80	1.50	0.32

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

20 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Escondida - mined blocks (unmodeled, economic)
Escondida - mined blocks (modeled)
N
Advance of June 30, 2012

Figure 1: Escondida deposit – unmodeled blocks mined

21 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Pit floor
Escondida - mined blocks (unmodeled, economic)
Escondida - mined blocks (modeled)
Escondida - unmined blocks (modeled)
Exploration tunnels

Figure 2: Escondida deposit – long view

22 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Escondida - mined blocks (modeled)
Escondida - unmined blocks (modeled)
Exploration tunnels
N
Bench will be completed over the next two quarters of mining

Figure 3: Escondida deposit – overhead view

23 | ALAMOS GOLD INC